EXHIBIT 12.1

	Visteon Corporation and Subsidiaries
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(in millions)
	Successor				Predecessor
	Year ended	Year ended	Year ended	3 Months	9 Months	Year Ended
	December 31	December 31	December 31	December 31	September 30	December 31
	2013	2012	2011	2010	2010	2009
Earnings
Income/(loss) before income taxes, non-controlling interest, discontinued operations	$882	$291	$337	$129	$1,130	$299
Earnings of non-consolidated affiliates	(213)	(226)	(168)	(41)	(105)	(80)
Cash dividends received from non-consolidated affiliates	187	104	47	—	12	48
Fixed charges	65	64	63	18	180	138
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(38)	(21)	(7)	(2)	(6)	(4)
Earnings	$883	$212	$272	$104	$1,211	$401

Fixed Charges
Interest and related charges on debt	$47	$49	$48	$15	$169	$117
Portion of rental expense representative of the interest factor	18	15	15	3	11	21
Fixed charges	$65	$64	$63	$18	$180	$138

Ratios
Ratio of earnings to fixed charges	13.67	3.34	4.34	5.69	6.73	2.91